Exhibit 99.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration Statements:
1.Form S-8 nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012 and 333-238961;
2.Form F-10 no. 333-277803; and
3.Form F-3 nos. 333-220059, 333-227246 and 333-263839
of Algonquin Power and Utilities Corp. (the “Company”) and the use herein of our reports dated March 7, 2025, with respect to the consolidated balance sheets as of December 31, 2024 and December 31, 2023 and the consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2024, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 7, 2025